EXHIBIT 3.1

CERTIFICATE OF INCORPORATION

OF

GSC ACQUISITION COMPANY

     FIRST: The name of the corporation is GSC Acquisition Company (the “Corporation”).

     SECOND: The registered office of the Corporation is located in the State of Delaware at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at that address is Corporation Service Company.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“DGCL”).

     FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 200,000,000, and the par value of each such share is $0.001, amounting in the aggregate to $200,000.00.

     FIFTH: The name and mailing address of the incorporator are:

Name	Mailing Address

Lisa Garmong	c/o Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

     SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

     SEVENTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

     EIGHTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.

     NINTH: The following paragraphs shall apply with respect to liability and indemnification of officers and directors:

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

     TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the DGCL and, with the sole exception of those rights and powers conferred under the above ARTICLE NINTH, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this 26th day of October, 2006.

/s/ Lisa Garmong

Lisa Garmong
Incorporator